

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2010

Mark A. Swatek
Chief Executive Officer and President
SouthWest Water Company
One Wilshire Building
624 S. Grand Avenue, Suite 2900
Loss Angeles, CA 90017

> **Re:**   **SouthWest Water Company**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 2, 2010**
> **File No. 000-08176**

Dear Mr. Swatek:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note that the Tandy representations were provided by counsel on behalf of the company. Please submit a separate letter on EDGAR from an authorized representative of the company with the requested acknowledgements.

The Merger, page 12

Background of the Merger, page 12

2. We note your response and revisions to your filing in response to comment 19 from our letter dated May 19, 2010. Please summarize the various methodologies that Wells Fargo used to determine the enterprise value in the sum-of-the-parts analysis, the methodology they

ultimately used and why and the enterprise values for the certain operations that were part of the analysis.

3. We note your response and revisions to your filing in response to comment 20 from our letter dated May 19, 2010. Please discuss why the Special Committee elected to continue the bidding process after receiving the updated break-up analysis from Wells Fargo.

4. We note your response and revisions to your filing in response to comment 22 from our letter dated May 19, 2010. Please briefly discuss in this paragraph why Mr. Hunnekens left the Special Committee and please discuss why the Board of Directors added an additional member to the Special Committee.

5. We note your response to comment 25 from our letter dated May 19, 2010. However, we are unable to locate the changes in your filing that you refer to. Please advise.

Certain Projections, page 24

6. We note that Wells Fargo used management's 2014 EBITDA projection in their Illustrative Take-Private Analysis. In addition, Wells Fargo used management's projection of SouthWest's earnings per share for 2013. Please revise this section to include these projections.

Opinion of Financial Advisor, page 25

7. We note your added disclosure in response to comment 33 from our letter dated May 19, 2010 that the financial advisor did not consent to its opinion being further used, circulated, quoted or otherwise referred to for any other purpose, nor filed with, included in or referred to in whole or in part in any registration statement, proxy statement or any other document without the prior written consent of Wells Fargo Securities. These statements may be viewed as limitations on the ability of shareholders to rely on the opinion. Because they are inconsistent with the disclosures relating to the opinion, please delete the limitations.

8. We note your response to comment 29 from our letter dated May 19, 2010. You indicate that cooler and wetter winter weather in many of your services areas and the effects of conservation efforts has reduced the demand for your water, which is major driver of your results. As a result, your projections would differ from the ones provided to Wells Fargo, but they would not change the fundamental trends reflected in the projections to any material degree. As previously requested, please disclose whether any material changes in the Company's operations, performance or in any of the projection or assumptions upon which Wells Fargo based its opinion have occurred since the delivery of the opinion or are anticipated to occur before the shareholder meeting. If no material changes are expected to occur or have occurred please state this fact. Please provide this disclosure in the last paragraph on page 26, where you state that Wells Fargo Securities does not have any obligation to update, revise or reaffirm its opinion.

9. We have reviewed the materials submitted in response to comment 27 from our letter dated May 19, 2010. Please revise your filing to discuss the following:

    *   With respect to Wells Fargo's Comparable Public Company Analysis, please disclose what multiples Wells Fargo used from the comparable public companies analysis to calculate the range of implied equity values per share of common stock of $4.63 to $7.71, why they chose these multiples and what specific financial data Wells Fargo used that was from SouthWest's management. Please also describe how Wells Fargo calculated the range of $4.63 to $7.71.

    *   With respect to Wells Fargo's Illustrative Present value of Future Share Price Analysis, please explain Wells Fargo's basis for concluding that forward earnings per share multiples of 16.0x to 19.0x was appropriate for purposes of this calculation.

    *   With respect to Wells Fargo's Illustrative Discounted Cash Flow Analysis, please explain Wells Fargo's basis for concluding that the range of terminal value EBITDA multiples of 9.0x to 10.0x was appropriate for purposes of this calculation.

    *   With respect to Wells Fargo's Illustrative Discounted Cash Flow Analysis, please explain Wells Fargo's basis for concluding that using a discount range from 7.0% to 8.0%, which reflected estimates of SouthWest's weighted average cost of capital, was appropriate for purposes of their "Discounted Cash Flow Analysis."

    *   With respect to Wells Fargo's Illustrative Take-Private Analysis, please explain Wells Fargo's basis for concluding that using an exit value of 9.0x-10.0x was appropriate for purposes of their "Take-Private Analysis."

10. We note your response to comment 32 from our letter dated May 19, 2010. Please also quantify the fees paid to Wells Fargo Securities and/or its affiliates in connection with investment and commercial banking advice and services to the company over the past two years. Refer to Item 1015(b)(4) of Regulation M-A.

Interests of our directors and Executive Officers in the Merger, page 31

11. We note your response and revisions to your filing in response to comment eight from our letter dated May 19, 2010. Please incorporate into your filing your statement regarding the total benefits payable to all non-employee directors.

Please contact Robert W. Errett, Staff Attorney, at (202) 551-3225, or Brigitte Lippmann, Special Counsel at (202) 551-3713 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Douglas J. Rein
        DLA Piper
        via fascimile